Exhibit 21 - Subsidiaries of the Registrant

First Financial Bank N.A. is a wholly-owned subsidiary of the Registrant. It is a national banking association. The bank conducts its business under the name of First Financial Bank N.A.

FFB Risk Management Co., Inc. is a wholly-owned subsidiary of the Registrant. It is an insurance captive and conducts its business under the name of FFB Risk Management Co,, Inc.